Filed by ONI Systems Corp.
Pursuant to Rule 425 under the Securities Act Of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: ONI Systems Corp.
Commission File No.: 0-30633

This filing relates to a written communication concerning the pending merger of CIENA Corporation and ONI Systems Corp. On February 18, 2002, a company-wide voicemail from Hugh Martin, president, chairman and chief executive officer of ONI Systems Corp., was made available to all employees of ONI Systems Corp. The voicemail was made available for replay. The content of the voicemail follows.

Operator:

Please Stand By. Good day everyone and thank you for calling in to today’s Hugh Martin conference call. Today’s call is being recorded. For opening remarks and introductions, I would like to turn the call over to Mr. Hugh Martin, Chairman, President and CEO of ONI. Please go ahead sir.

Hugh Martin:

Hi, this is Hugh. I have an important message for all ONI employees. First, I want to thank all of you—especially our U.S. based employees who are on holiday—for taking a few minutes to dial in. This message will be brief, but I personally wanted to reach as many of you as I could, and as quickly as possible.

Earlier today, ONI and CIENA announced a definitive agreement under which the companies will combine to form a new optical networking leader. This is a bold step for ONI that takes the possibilities for our company to the next level. This unique combination of two market leaders positions us to offer service providers the most comprehensive portfolio of optical and switching products available in the market. It will also provide the scale and experience to deliver integrated, efficient, cost-effective, and leading-edge solutions that span a carrier’s network—from optical core transport and switching, to optical Metro and edge access.

Strategically the combination of CIENA and ONI makes sense for many reasons. ONI immediately expands its portfolio to include both switching and long haul products. CIENA’S CoreDirector switching products, in particular, have enjoyed widespread market acceptance and its long haul and ultra-long haul products are recognized as market leaders in Open-DWDM despite the downturn in long haul spending. In return, CIENA dramatically expands its metropolitan presence by joining with ONI, the recognized metro leader. Our metropolitan “presence” means more to them than just products. CIENA is excited by our sales and service organizations, as well as our marketing expertise in an area where they have not focused.

I know you’ll have many questions about the combination; to that end, we already have scheduled an all-hands company meeting on Wednesday in San Jose to go into greater detail. Many of the details of the merger are also covered in the press release that went out early this morning.

Let me take a moment to address the question that I expect to hear most:

“Hugh, recently the stated direction of the company implied a confidence in “going it alone”, and becoming the optical networking leader. What changed?”

Bottom line,—my discussions with the team at CIENA convinced me that we have a unique chance to create a truly formidable competitor—one that will deliver a robust, complete solution set to our mutual customers and more importantly, our prospective customers. There has never been a technology merger quite like this. Both companies are recognized leaders in their respective product categories, and those products are highly complementary in nature. As we prepare for a rebound in industry spending, we have time to integrate the two companies to create a seamless optical product portfolio that customers will demand. In short, this strategy delivers on all the promise of our vision with a lower risk path and a much broader addressable market.

We believe this combination signals the birth of a new company that will seek to compete in every area of networking without any legacy baggage.

I want to emphasize that our core vision has not changed. With this merger, we accelerate the delivery of three cornerstones to realizing our vision:

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The first is, sooner.    The merger creates an immediate end-to-end solution. This allows us to accelerate the delivery of those products we were missing, such as switching, and then to focus our joint efforts on enhancing current products and inventing new ones, versus developing products to fill portfolio gaps. In this way we continue to raise the bar on the competition.

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Second, it improves the odds (or reduces risk).    To win large carrier business, and especially our targeted ILEC/PTT business, we need to first win their confidence. These industry giants are much more likely to bet their future on a company that has the size and scope of the combined ONI & CIENA. The timing of this merger is advantageous since we believe that many strategic carriers will be making their buying decisions this year.

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Finally, it accelerates cost advantages.    In evaluating the technology available to both companies, we found multiple areas, which provide almost immediate opportunities to lower the costs of ONI’s products. For our customers, the synergies in network management systems, and other capabilities could potentially lower their overall cost of doing business, thereby making the accelerated deployment of next generation optical networks more attractive. We feel like we have only scratched the surface of potential opportunities like these.

Of course, as you would expect in a merger of this size, this transaction is subject to various conditions and approval by appropriate government agencies and the stockholders of both CIENA and ONI. The Board of Directors of CIENA and ONI have each approved the transaction, already. We expect this transaction could close during the second quarter of fiscal 2002. In the meantime, we need to remain focused on business as usual, specifically, delivering our quarterly business targets.

This merger has come together quickly. As I get to know the CIENA team, I am not surprised by the speed with which we came together. Like us, they share a vision for an all-optical network; they are very action oriented, and are highly motivated to win in the large carrier space.

As previously noted we will have a company meeting on Wednesday at 10:00 a.m. Pacific time, where I will address you all in person, provide feedback from the press and analysts we will be meeting Tuesday, and answer your questions. On Tuesday morning at 10:00 a.m. Pacific time., I have asked Rusty to host a brief informational meeting. In the meantime, I appreciate your support of this endeavor and look forward to talking with you about it further.

Thank you again for your time. I’m Hugh Martin.

The lawyers have asked me to include the following information.

This recording includes certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this recording include statements about future financial and operating results and the proposed CIENA/ONI transaction. These statements are based on our expectations and are naturally subject to uncertainty and changes in circumstances. Actual results could vary materially from the expectations contained herein. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental and other approvals for CIENA’s acquisition of ONI, including stockholder approval, the risk that the CIENA and ONI businesses will not be integrated successfully; the costs to the merger; and other economic, business, competitive and/or regulatory factors affecting CIENA’s and ONI’s business generally. There can be no assurance that the contemplated advantages will be achieved upon any consummation of the merger. More detailed information about these and other factors is set forth in CIENA’s and ONI’s filings with the Securities and Exchange Commission, including CIENA’s Annual Report filed on Form 10-K for the fiscal year ended October 31, 2001, especially in the Management’s Discussion and Analysis section and its Current Reports on Form 8-K and ONI’s Annual Report filed on Form 10-K for the fiscal year ended December 31, 2000, and subsequent Forms 10-Q, particularly in the Management’s Discussion and Analysis section and under Factors That May Affect Future Results, and its Current Reports on Form 8-K. CIENA and ONI are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from CIENA stockholders. ONI, its directors, executive officers and certain other members of management and employees may be soliciting proxies from ONI stockholders.

INVESTORS ARE URGED TO READ THE PROXY STATEMENT—PROSPECTUS RELATING TO THE FOREGOING TRANSACTION THAT CIENA EXPECTS TO FILE WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT—PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA AND ONI MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC’S WEB SITE, WWW.SEC.GOV. THE PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA OR ONI. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON RD., LINTHICUM, MD, 21090-2205, ATTENTION: INVESTOR RELATIONS. REQUESTS TO ONI MAY BE DIRECTED TO 5965 SILVER CREEK VALLEY ROAD, SAN JOSE, CA 95138, ATTENTION: INVESTOR RELATIONS

Operator:

And that concludes today’s ONI Systems conference call. Thank you for your participation and have a great day.